EXHIBIT 99.1

DeFi Technologies to Attend the 2025 Maxim Growth Summit

TORONTO, Oct. 17, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce its participation in the upcoming 2025 Maxim Growth Summit, taking place from October 22nd to 23rd at The Hard Rock Hotel NYC. This prestigious event brings together industry leaders, innovators, and premier institutions to explore the latest trends and advancements across several industries.

DeFi Technologies will be meeting with institutional investors in a one-on-one format, and senior Maxim analysts during the event.

Keynote speakers include Larry Kudlow (Broadcaster, Fox News) and Christopher Ruddy (CEO, Newsmax Media). The conference will also feature roundtable discussions with CEOs from small and mid-cap companies, moderated by Maxim Research Analysts.  Roundtable discussions will cover a range of sectors, including biotechnology, stem cell therapy, ophthalmology, artificial intelligence, energy and mining, drones, and more.

For more information and a complete agenda of the Maxim Growth Summit, please visit www.maximgrp.com/2025-growth-summit.

Maxim Group LLC is a full-service investment banking, securities and wealth management firm headquartered in New York. The independent and employee-owned firm provides a full array of financial services including investment banking; private wealth management; and global institutional equity, fixed-income and derivatives sales & trading, equity research and prime brokerage services. Maxim Group LLC is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB) and is a member of FINRA, SIPC, and NASDAQ. To learn more about Maxim Group LLC, visit maximgrp.com.

Supplemental Materials and Upcoming Communications

The Company has made available on its website materials designed to accompany the discussion of its results, along with certain supplemental financial information and other data. For important news and information regarding the Company, including investor presentations and the timing of future investor conferences, visit the Investor Relations section of the Company's website: https://defi.tech/investor-relations.

Analyst Coverage of DeFi Technologies

A full list of DeFi Technologies analyst coverage can be found here: https://defi.tech/investor-relations#research.

For inquiries from institutional investors, funds, or family offices, please contact: ir@defi.tech

Upcoming Conferences	Dates	City
2025 Maxim Growth Summit	October 23	NYC
Cantor Crypto, AI/Energy Infrastructure Conference	November 10-12	Miami
Benchmark 14th Annual Discovery One-on-One Investor Conference	December 4	NYC
Northland Virtual Growth Conference	December 16	Virtual

About DeFi Technologies

DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over seventy-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the Company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour

Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit  valour.com.

About Stillman Digital

Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Reflexivity Research

Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; purchases under the Company's NCIB program; upcoming conference attendance by the Company; partnership with Canada Stablecorp; investment in Continental Stablecoin Inc.; full-stack sovereign finance framework with SovFii; expansion of digital asset ETPs; staking and lending income generated on Valour's AUM; geographic expansion of the Company;  investor interest and demand for Valour's ETP; investor confidence in digital assets generally; arbitrage opportunities by DeFi Alpha; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; fluctuation in digital asset prices; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Press, KCSA Strategic Communications, defi@kcsa.com; Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 08:00e 17-OCT-25